================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D*


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
    TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                        Dobson Communications Corporation
                                (Name of Issuer)

                Class A Common Stock, $0.001 par value per share
                         (Title of Class of Securities)

                                    256069105
                                 (CUSIP Number)

                             Marilyn J. Wasser, Esq.
                       Vice President - Law and Secretary
                                   AT&T Corp.
                             295 North Maple Avenue
                             Basking Ridge, NJ 07920
                                 (908) 221-2000

                                 with a copy to:

                             Matthew S. Haiken, Esq.
                      Friedman Kaplan Seiler & Adelman LLP
                                 875 3rd Avenue
                            New York, New York 10022
                                 (212) 833-1100
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 8, 2001
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                         (Continued on following pages)
                               Page 1 of 14 Pages

                                  SCHEDULE 13D


-------------------                                        ---------------------
CUSIP No. 256069105                                          Page 2 of 8 Pages
-------------------                                        ---------------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
             AT&T Corp.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [_]
                                                                     (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY                                                         [_]

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS   (See Instructions)   AF

--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                       [_]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
             New York
--------------------------------------------------------------------------------
    NUMBER OF         7    SOLE VOTING POWER
                                   12,388,523
      SHARES        ------------------------------------------------------------

   BENEFICIALLY       8    SHARED VOTING POWER
                                    0
     OWNED BY       ------------------------------------------------------------

       EACH           9    SOLE DISPOSITIVE POWER
                                    12,388,,523
    REPORTING       ------------------------------------------------------------
                           SHARED DISPOSITIVE POWER
   PERSON WITH        10            0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      12,388,523
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         [_]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      31.9
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
                      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


-------------------                                        ---------------------
CUSIP No. 256069105                                          Page 3 of 8 Pages
-------------------                                        ---------------------


--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
             AT&T Wireless Services, Inc.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3   SEC USE ONLY                                                            [_]
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS  (See Instructions)  WC

--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
--------------------------------------------------------------------------------

    NUMBER OF         7   SOLE VOTING POWER
                                 12,388,523
      SHARES        ------------------------------------------------------------

   BENEFICIALLY       8   SHARED VOTING POWER
                                 0
     OWNED BY       ------------------------------------------------------------

       EACH           9   SOLE DISPOSITIVE POWER
                                 12,388,523
    REPORTING       ------------------------------------------------------------
                          SHARED DISPOSITIVE POWER
   PERSON WITH        10         0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      12,388,523
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
    [_]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      31.9
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
                      CO
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER.

     This statement on Schedule 13D (this "Schedule 13D") relates to the Class A Common Stock, par value $0.001 per share ("Class A Common Stock"), of Dobson Communications Corporation, an Oklahoma corporation ("Dobson", or, the "Issuer"). The Issuer's principal executive office address is: Dobson Communications Corporation, 13439 N. Broadway Extension, Suite 200, Oklahoma City, OK 73114.

ITEM 2. IDENTITY AND BACKGROUND.

     (a)-(c), (f) The name and state of formation of each reporting person hereto (each, a "Reporting Person") is herein incorporated by reference to the responses to Items 1 and 6 on the cover page provided for each respective Reporting Person. The address and principal business or occupation, as applicable, of each Reporting Person and the name, address, state of formation or citizenship and principal business or occupation, as applicable, of each general partner, manager, member, director or officer of each Reporting Person not disclosed on the cover page as a Reporting Person (each, a "Disclosed Party" and collectively, the "Disclosed Parties") is set forth on Schedules 1-A and 1-B hereto. Unless otherwise disclosed, each such person that is an individual is, to AT&T's knowledge, a citizen of the United States.

     AT&T Corp. ("AT&T") is among the world's communications leaders, providing voice, data and video telecommunications services to large and small businesses, consumers and government entities. AT&T and its subsidiaries furnish regional, domestic, international, local and Internet communication transmission services, including cellular telephone and other wireless services, and cable television services. The principal executive offices of AT&T are located at 32 Avenue of the Americas, New York, New York 10013-2412. The principal executive offices of AT&T Wireless Services, Inc. ("AT&T Wireless") are located at 7277 164th Avenue N.E., Redmond, Washington 98052.

     (d)-(e) During the last five years, no Reporting Person or, to the knowledge of any Reporting Person, any Disclosed Party related to such Reporting Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The information set forth in Item 4 of the cover page of each Reporting Person to this Schedule 13D and the information set forth in Item 4 of this
Schedule 13D are hereby incorporated by reference herein.

ITEM 4. PURPOSE OF TRANSACTION.

     Pursuant to the Stock Purchase Agreement, dated as of April 13, 1999, among J.W. Childs Equity Funding II, Inc. ("J.W. Childs"), Dobson Communications Corporation and AT&T Wireless, on September 17, 1999 AT&T Wireless purchased (the "Original Purchase") from J.W. Childs 15,472.4 shares of Class D Convertible Preferred Stock, par value $1.00 per

                               Page 4 of 14 Pages
share ("Series D Preferred Stock"), and (following application of a make-whole provision) 3,878.14 shares of Class A Common Stock, par value $1.00 per share (the "pre-IPO Class A Common"). The aggregate purchase price for the Series D Preferred Stock and the the pre-IPO Class A Common was $22,128,595.21.

     Following the Original Purchase, certain stockholders of Dobson, pursuant to the Clawback Agreement (the "Clawback Agreement"), dated as of February 4, 2000, among Dobson and the stockholders of Dobson specified therein, exercised their right to acquire (the "Clawback") from AT&T Wireless 35% of the shares of Series D Preferred Stock AT&T Wireless acquired from Dobson pursuant to the Original Purchase. In accordance with the terms of the Clawback Agreement and the Agreement and Plan of Recapitalization (the "Recapitalization Agreement"), dated as January 31, 2000, among Dobson and the other stockholders of Dobson specified therein, and prior to the consummation of the Clawback, each share of Series D Preferred Stock owned by AWS was converted into one share of pre-IPO Class A Common Stock and one share of Class E Preferred Stock of Dobson (the "Class E Preferred"). Consequently, immediately prior to the Clawback AT&T Wireless owned 19,350.54 shares of pre-IPO Class A Common and 15,472.4 shares of Class E Preferred.

     Simultaneously with the consummation of the Clawback and in accordance with the terms of the Recapitalization Agreement, Dobson redeemed the 15,472.4 shares of Class E Preferred held by AT&T Wireless in consideration of additional shares of pre-IPO Class A Common. Following the consummation of the Clawback and the foregoing redemption, AT&T Wireless owned 26,996.82 shares of pre-IPO Class A Common. Pursuant to the Recapitalization Agreement, such shares of pre-IPO Class A Common were converted into shares of Class B Common Stock (defined in Item 5 below) of Dobson on a 111.44 to 1 basis, leaving AT&T Wireless with 3,008,525.6 shares of Class B Common Stock and no shares of pre-IPO Class A Common or Class E Preferred.

     Pursuant to the terms of the Stock Purchase Agreement, dated as of February 4, 2000, on February 8, 2000 AT&T Wireless acquired 1,500,000 shares of Class A Common Stock for an aggregate purchase price of $31,102,500.

     Pursuant to the terms of the Stock Purchase Agreement, dated as of November 6, 2000, between Dobson and AT&T Wireless (as such agreement was amended pursuant to Amendment No. 1 to Stock Purchase Agreement, dated as of February 8, 2001, between such same parties, the "Purchase Agreement"), on February 8, 2001, AT&T Wireless purchased from Dobson 200,000 shares of Dobson's Series AA Preferred Stock (the "Series AA Preferred"). The consideration for the foregoing purchase was $200 million, which equals the aggregate liquidation preference for such shares. The Purchase Agreement, attached hereto as Exhibit 4.1, is incorporated herein by reference.

     Pursuant to the terms of the Purchase Agreement and the Exchange Agreement (the "Exchange Agreement"), dated as of February 8, 2001, between Dobson and AT&T Wireless, the Series AA Preferred must be exchanged, on a one-for-one basis, for shares of Series A Convertible Preferred Stock of Dobson (the "Series A Convertible") as soon as AT&T Wireless may lawfully own Series A Convertible without creating an FCC Conflict with respect to the Oklahoma 5 RSA cellular market ("OK-5"). As used herein, "FCC Conflict with respect to OK-5" refers to the FCC's prohibition on a commercial mobile radio service operator such as AT&T Wireless having an attributable interest in both the A block and B block cellular systems



                               Page 5 of 14 Pages
in the same market (in this case, OK-5). AT&T Wireless, which owns the A block cellular system in OK-5, would have an attributable interest in the B block cellular system in OK-5 which is owned by Dobson, if AT&T Wireless owned 5% or more of the equity of Dobson. Thus, the Series AA Preferred (which has the characteristics of and is treated as debt) is only exchangeable into Series A Preferred (which is convertible into Class A Common Stock) after AT&T Wireless has disposed of the cellular system it owns in OK-5. Despite this condition, however, AT&T Wireless is still deemed under Securities and Exchange Commission regulations to beneficially own the Class A Common Stock ultimately underlying the Series AA Preferred because it is possible for AT&T Wireless to eliminate the FCC Conflict with respect to OK-5 within 60 days of the date of the acquisition of the Series AA Preferred.

     Each share of Series A Convertible is convertible into 39.4 shares of Class A Common Stock of Dobson.

     The Exchange Agreement, attached hereto as Exhibit 4.2, is incorporated herein by reference.

     The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference herein.

     The Reporting Persons intend to review their holdings in the Issuer on a continuing basis. As part of this ongoing review, the Reporting Persons have engaged, and may in the future engage, legal and financial advisors to assist them in such review and in evaluating strategic alternatives that are or may become available with respect to their holdings in the Issuer. The Reporting Persons have also engaged in exploratory discussions with certain executives and stockholders of the Issuer regarding potential transactions between the Issuer and the Reporting Persons.

     In that connection, and depending upon, among other things, current and anticipated future trading prices for the Class A Common Stock, the financial condition, results of operations and prospects of the Issuer and its businesses, general economic, market and industry conditions, and the Reporting Persons' overall investment portfolio, strategic objectives and financial condition, the Reporting Persons may from time to time consider a number of possible strategies for enhancing the value of their investment in the Issuer, or other extraordinary matters relating to the Issuer, including, among other things: continued ownership of shares of Class A Common Stock and other classes of stock currently beneficially owned by the Reporting Persons; acquiring additional securities of the Issuer in the open market, in privately negotiated transactions or otherwise; effecting a structured financing or monetization using shares of Class A Common Stock and/or other classes of stock beneficially owned by the Reporting Persons; facilitating a structured financing or monetization of shares of Class A Common Stock and/or other classes of stock beneficially owned by other stockholders of the Issuer for the purpose of transferring the economic and voting rights to the Reporting Persons; structuring a loan or loans secured by some or all of the shares of Class A Common Stock and/or other classes of stock beneficially owned by the Reporting Persons; disposing of some or all of the securities of the Issuer beneficially owned by them; proposing or seeking to take control of the Issuer or otherwise to effect an extraordinary corporate transaction such as an acquisition, merger, recapitalization, reorganization or liquidation involving the Issuer or any of its


                               Page 6 of 14 Pages
subsidiaries or a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; or proposing or effecting any other transaction or matter that would constitute or result in any of the transactions, matters or effects enumerated in Item 4 of this Schedule 13D.

     The review and the considerations noted above may lead to the taking of any of the actions set forth above or may lead the Reporting Persons to consider other alternatives. However, there can be no assurance that the Reporting Persons will develop any plans or proposals with respect to any of the foregoing matters or take any particular action or actions with respect to some or all of their holdings in the Issuer, or as to the timing of any such matters should they be so pursued by the Reporting Persons. The Reporting Persons reserve the right, at any time and in each Reporting Person's sole discretion, to take any of the actions set forth above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     The responses to Items 7 through 13 on the cover page provided for each Reporting Person that relate to the beneficial ownership of the Class A Common Stock of Dobson, are incorporated herein by reference.

     The information set forth in Item 4 and Item 6 of this Schedule 13D is hereby incorporated by reference herein.

     Assuming that the Series AA Preferred is exchanged (after the condition thereto has been satisfied) for shares of Series A Convertible which is then converted into Class A Common Stock, each Reporting Person beneficially owns 12,388,523 shares of Class A Common Stock, which constitutes 31.9% of the shares of Class A Common Stock outstanding as of the date hereof.

     (a)-(b) The responses to Items 5(a) and (b) assume 27,953,597 shares of Class A Common Stock and 65,311,716 shares of Class B Common Stock actually being outstanding immediately prior to AT&T Wireless' acquisition of the Series AA Preferred (as disclosed in the Issuer's Quarterly Report on 10-Q filed on November 14, 2000). The shares beneficially held by the Reporting Persons consist of 9,380,000 shares of Class A Common Stock (assuming that the aforementioned exchange of the Series AA Preferred for the Series A Convertible occurs and the Series A Preferred is then converted into 7,880,000 shares of Class A Common Stock), representing approximately 26.2% of the outstanding shares of Class A Common Stock; 3,008,523 shares of Class B Common Stock ("Class B Common Stock"), representing approximately 4.6% of the outstanding shares of Class B Common Stock (each share of which is convertible on a one-for-one basis into shares of Class A Common Stock and which votes together as a single class with the Class A Common Stock on all matters submitted to the holders of Class A Common Stock for vote, provided that each share of Class B Common Stock is entitled to 10 votes); and, 200,000 share of Series AA Preferred, representing 100% of the outstanding shares of Series AA Preferred.

     AT&T Wireless is party to the Stockholder Agreement which is incorporated herein by reference. The parties to the Stockholders' Agreement may be deemed to be part of a "group" for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, whose members collectively hold more than 5% of Dobson's Class A Common Stock. Each Reporting Person disclaims its membership in such group and disclaims beneficial ownership of any shares


                               Page 7 of 14 Pages
of stock held by any party to the Stockholder Agreement (other than itself, if applicable) or any other Reporting Person attributed to them by reason of the Stockholder Agreement. The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is the beneficial owner of such shares or that the Reporting Person and any of such other stockholders constitute such a person or group. Each Reporting Person is not responsible for the accuracy of any information filed in this Schedule 13D relating to any Reporting Person other than itself and its related persons or entities.

     (c) Except as otherwise set forth in this Schedule 13D, none of the Reporting Persons has executed transactions in the Class A Common Stock during the past 60 days.

     (d) With respect to the Class A Common Stock held by any Reporting Person, there is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such stock other than such Reporting Person.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The information set forth in Item 4 and Item 5 of this Schedule 13D is hereby incorporated by reference herein.

     AT&T Wireless is a party to the Stockholder and Investor Rights Agreement of Dobson dated as of January 31, 2000, amended as of February 8, 2001 (the "Stockholder Agreement"). The Stockholder Agreement limits the right of AT&T Wireless to transfer the Series AA Preferred (and, upon exchange thereof, the Series A Convertible), grants in favor of AT&T Wireless limited rights of first offer and co-sale with respect to issuances of new securities by Dobson and transfers of Dobson securities by certain other stockholders of Dobson, respectively, and provides registration rights for AT&T Wireless. The Stockholder Agreement, attached hereto as Exhibit 4.3, is incorporated herein by reference.

     Under the terms of the Stockholder Agreement, each of the parties thereto (including AT&T Wireless) agreed that the Board of Directors of Dobson would consist of seven individuals (subject to reduction under certain circumstances) elected by virtue of the parties to the Stockholder Agreement voting the shares entitled to vote thereon held by them in the following manner:

     (i) one director selected by J.W. Childs Equity Partners II, L.P. ("JWC"), as long as JWC maintained a certain level of equity ownership in Dobson;

     (ii) one director selected by AT&T Wireless, as long as AT&T Wireless maintained a certain level of equity ownership in Dobson;

     (iii) four directors selected by Dobson Partnership; and


                               Page 8 of 14 Pages

     (iv) one director selected jointly by JWC, AT&T Wireless and Dobson Partnership.

     Notwithstanding the foregoing, under the terms of the Stockholder Agreement AT&T Wireless need not exercise its right to select a director to Dobson's Board of Directors, has not so selected a director as of the date hereof and will not do so until the FCC Conflict with respect to Oklahoma 5 (as defined above) has been resolved.

     Upon the consummation of the purchase by AT&T Wireless of the Series AA Preferred, each of Dobson and AT&T Wireless entered into the PCS Transfer Rights Agreement (the "PCS Transfer Agreement"), dated as of February 8, 2001, between such same parties, granting in favor of AT&T Wireless a limited right of first offer with respect to transfers by Dobson of certain FCC licenses which Dobson may acquire. The PCS Transfer Agreement, attached hereto as Exhibit 4.4, is incorporated herein by reference.

     Upon the execution of the Purchase Agreement, each of Dobson and AT&T Wireless entered into the Memorandum of Understanding (the "MOU"), dated as of November 6, 2000, between such same parties, which contemplates the potential formation by Dobson and AT&T Wireless of a joint venture entity which would own, build-out and operate certain FCC licenses contributed to such entity by Dobson and AT&T Wireless. The MOU, attached hereto as Exhibit 4.5, is incorporated herein by reference.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

4.1 Stock Purchase Agreement dated as of November 6, 2000 and Amendment No. 1 to Stock Purchase Agreement dated as of February 8, 2001

4.2  Exchange Agreement dated as of February 8, 2001

4.3 Stockholder and Investor Rights Agreement dated as of January 31, 2000 (incorporated by reference to Exhibit 10.7.2.3 to Registration Statement on Form S-1 of Dobson (SEC File No. 333-90759) filed November 12, 1999) and Amendment No. 1 to Stockholder and Investor Rights Agreement dated as of February 8, 2001

4.4  PCS Transfer Rights Agreement dated as of February 8, 2001

4.5  Memorandum of Understanding, dated as of November 6, 2000





                               Page 9 of 14 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 20, 2001                   AT&T CORP.



                                           By:    /s/ Steven Garfinkel
                                                  Name:    Steven Garfinkel
                                                  Title:   Assistant Secretary

Date:  February 20, 2001                   AT&T WIRELESS SERVICES, INC.



                                           By:    /s/ William W. Hague
                                                  Name:    William W. Hague
                                                  Title:   Senior Vice President




                              Page 10 of 14 Pages

Schedule 1-A

                   AT&T CORP. DIRECTORS AND EXECUTIVE OFFICERS

The name and present principal occupation of each director and executive officer of AT&T Corp. are set forth below. The business address for each person listed below is c/o AT&T Corp., 295 North Maple Avenue, Basking Ridge, New Jersey 07920.


Name                            Title

C. Michael Armstrong            Chairman and Chief Executive Officer

Kenneth T. Derr                 Director; Retired Chairman of the Board of Chevron Corporation

M. Kathryn Eickhoff             Director; President of Eickhoff Economics Incorporated

Walter Y. Elisha                Director; Retired Chairman of the Board and Chief Executive Officer of Springs Industries, Inc.

George M. C. Fisher             Director; Chairman of the Board of Eastman Kodak Company

Donald V. Fites                 Director; Retired Chairman of Caterpillar, Inc.

Amos B. Hostetter, Jr.          Director; Chairman of Pilot House Associates

Ralph S. Larsen                 Director; Chairman and Chief Executive Officer of Johnson & Johnson

John C. Malone                  Director; Chairman of Liberty Media Corporation

Donald F. Mc Henry              Director; President of The IRC Group LLC

Louis A. Simpson                Director; President and Chief Executive Officer of Capital Operations of GEICO Corporation

Michael I. Sovern               Director; President Emeritus and Chancellor Kent Professor of Law at Columbia University

Sanford I. Weill                Director; Chairman and Co-Chief Executive Officer of Citigroup Inc.

John D. Zeglis                  Director; Chairman and Chief Executive Officer of AT&T Wireless Group



                              Page 11 of 14 Pages

Schedule 1-A continued

Name                                        Title

James W. Cicconi               General Counsel and Executive Vice President-Law & Government Affairs

Nicholas S. Cyprus             Vice President and Controller

Mirian M. Graddick-Weir        Executive Vice President - Human Resources

Frank Ianna                    Executive Vice President and President AT&T Network Services

Richard J. Martin              Executive Vice President - Public Relations and Employee Communication

David C. Nagel                 President - AT&T Labs & Chief Technology Officer

Charles H. Noski               Senior Executive Vice President and Chief Financial Officer

John C. Petrillo               Executive Vice President - Corporate Strategy & Business Development

Richard R. Roscitt             Executive Vice President and President - AT&T Business Services

Daniel E. Somers*              President and CEO - AT&T Broadband

*Mr. Somers is a Canadian citizen



                              Page 12 of 14 Pages

Schedule 1-B

                          AT&T WIRELESS SERVICES, INC.

                        DIRECTORS AND EXECUTIVE OFFICERS

The name and present principal occupation of each director and executive officer of AT&T Wireless Services, Inc. are set forth below. The business address for each person listed below, unless otherwise indicated, is 7277 164th Avenue, NE, Redmond, WA 98052.

Title                          Name                   Address

Director; Chairman             John D. Zeglis         295 North Maple Avenue
and Chief Executive                                   Basking Ridge, NJ 07920
Officer of AT&T Wireless

Director; President            Mohan Gyani

Director                       Harold W. Burlingame   295 North Maple Avenue
                                                      Basking Ridge, NJ 07920

Executive Vice President -     Jordan M. Roderick
International

Executive Vice Presdident -    Robert H. Johnson
Wireless Operations

Sr. Vice President -           William W. Hague
Acquisitions/Assistant
Secretary

Sr. Vice President -           Donald A. Boerema
Business Development
And Strategy

Sr. Vice President -           Emilio Echave          11760 N. U.S. Highway 1
Channel Operations                                    West Tower, 3rd Floor
                                                      North Palm Beach, FL 33408

Sr. Vice President -           Roderick Nelson
Engineering

Sr. Vice President -           Jospeh McCabe          295 North Maple Avenue
Finance                                               Basking Ridge, NJ 07920

Sr. Vice President -           Gregory P. Landis
General Counsel and
Secretary



                              Page 13 of 14 Pages

Sr. Vice President -           Kim S. Whitehead

Sr. Vice President -           Andrea J. Doelling     1001 16th Street
National Markets                                      Suite C-1, A-125
                                                      Denver, CO 80265

Sr. Vice President -           Kendra VanderMuelen
Product Management
And Development

Sr. Vice President -           Lewis M. Chakrin       295 North Maple Avenue
Corporate Strategy                                    Basking Ridge, NJ 07920
And Planning

Vice President                 Larry Siefert

Vice President -               Joseph E. Stumpf
Acquisitions and
Development

Vice President -               Robert Stokes, Jr.
Associate General
Counsel

Vice President -               J. Wally Hyer, III
Associate General
Counsel/Assistant
Secretary

Vice President -               Jane O'Donaghue
Corporate Communications

Vice President -               Douglas I. Brandon     1150 Connecticut Ave.
External Affairs/Assistant                            4th Floor
Secretary                                             Washington, D.C. 20036

Vice President -               Lawrence Kurland
Tax and Treasurer



                              Page 14 of 14 Pages